METOZ

METOZ HOLDINGS LIMITED
(Registration number 1946/021315/06)



Waverley
Johannesburg
2090

Box 1970
ılands North
2037
Tel: (011) 809 5500
Fax: (011) 809 5537

20 May 2005

Writer's direct no. (011) 809 5516
Writer's fax no. (011) 809 5537
e-mail: pgishen@metro.co.za

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

SUPPL



Dear Sirs

ADR PROGRAMMES – TICKER SYMBOL MRRCY AND ISINUS59160Y2063

We advise that –

1 in terms of a scheme of arrangement, all the issued shares of the company were acquired by Metcash Limited (formerly The Newco Project X Limited) at a price of ZAR2.8464 per share;

2 the date of acquisition was 18 April 2005, and the purchase consideration was paid to shareholders on that date;

3 the listing on the JSE Securities Exchange South Africa was suspended on 11 April 2005 and thereafter terminated on 19 April 2005;

4 the ADR facility for the company was to be terminated on 25 April 2005, in terms of a notice to holders of ADRs dated 21 April 2005, with payment to the GDR holders in respect of the GDRs on the latter date.

Kindly acknowledge receipt of this letter and confirm that ADRs will be delisted from your boards.

Yours faithfully
METOZ HOLDINGS LIMITED

P M GISHEN (MISS)
Company Secretary